UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 74)*

Valhi, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

918905 10 0
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2014
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 918905 10 0

1	NAMES OF REPORTING PERSONS Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 317,256,746
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 317,256,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,256,746
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 317,256,746
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 317,256,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,256,746
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 317,256,746
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 317,256,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,256,746
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Lisa K. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 317,256,746
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 317,256,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Serena Simmons Connelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,212
	8	SHARED VOTING POWER 317,256,746
	9	SOLE DISPOSITIVE POWER 1,212
	10	SHARED DISPOSITIVE POWER 317,256,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,212
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Annette C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,777,294
	8	SHARED VOTING POWER 317,256,746
	9	SOLE DISPOSITIVE POWER 2,777,294
	10	SHARED DISPOSITIVE POWER 317,256,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,777,294
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 74
TO SCHEDULE 13D

Capitalized terms not otherwise defined in this Amendment No. 74 to this Statement on Schedule 13D (this “Statement”) shall have the meanings assigned to such terms in Amendment No. 73 to this Statement.

This Statement relates to the Shares.  Items 4, 5 and 6 of this Statement are hereby amended as set forth below.  The reporting persons as identified in the cover sheets to this Amendment No. 74 to this Statement (the “Reporting Persons”) are filing this amendment as a result of certain sales of Shares by the Foundation that reduced on June 30, 2014 the beneficial ownership of Serena Simmons Connelly and Lisa K. Simmons by one percent of the Outstanding Shares (as defined below in this Statement).  By signing this Statement, each Reporting Person agrees that this Statement is filed on its, her or his behalf.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows.

The Foundation sold the Shares reported in Item 5 of this Amendment No. 74 to this Statement in order to fund charitable commitments of the Foundation.

Depending upon their evaluation of Valhi’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

As described in Amendment 73 to this Statement, Serena Simmons Connelly, Annette C. Simmons and Lisa K. Simmons may be deemed to control Valhi.

On the day of each annual stockholder meeting of Valhi, each of its directors elected on that date receives a grant of Shares pursuant to a formula based on the closing price of a Share on the date of the meeting.  Accordingly, three persons named in Schedule B to this Statement, namely, Messrs. Lindquist, O’Brien and Watson, as directors of Valhi, are entitled to receive such grants if and when each of them is re-elected at an annual stockholder meeting.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows.

(a)           The following entities or persons directly hold the following Shares:

Reporting Person	Shares Directly Held

VHC	317,256,746
Annette C. Simmons as independent executor of the Estate of Harold C. Simmons and the designated legatee of his Shares	1,870,880
Annette C. Simmons	818,514
Grandchildren’s Trust	87,900
Serena Simmons Connelly	1,212
Total	320,035,252

By virtue of the relationships described under Item 2 of Amendment No. 73 to this Statement:

(1)           VHC, Dixie Rice, Contran and Lisa K. Simmons may each be deemed to be the beneficial owner of the 317,256,746 Shares (approximately 93.5% of the Outstanding Shares) that VHC directly holds;

(2)           Serena Simmons Connelly may be deemed to be the beneficial owner of the 317,257,958 Shares (approximately 93.5% of the Outstanding Shares) that VHC and she directly hold; and

(3)           Annette C. Simmons may be deemed to be the beneficial owner of the 320,034,040 Shares (approximately 94.4% of the Outstanding Shares) that VHC, the Estate of Harold C. Simmons, she and the Grandchildren’s Trust directly hold.

Except for the 2,689,394 Shares that she and the Estate of Harold C. Simmons hold directly, Ms. Annette Simmons disclaims beneficial ownership of all Shares.  Except for the 1,212 Shares Ms. Connelly holds directly, Ms. Connelly disclaims beneficial ownership of all Shares.  Ms. Lisa Simmons disclaims beneficial ownership of all Shares.

(b)           and by virtue of the relationships among the Reporting Persons as described in Item 2 of Amendment No. 73 to this Statement:

(1)           VHC, Dixie Rice, Contran, Ms. Connelly, Ms. Annette Simmons and Ms. Lisa Simmons may each be deemed to share the power to vote and direct the disposition of the 317,256,746 Shares (approximately 93.5% of the Outstanding Shares) that VHC directly holds;

(2)           Ms. Connelly may be deemed to have sole power to vote and direct the disposition of the 1,212 Shares (approximately 0.0% of the Outstanding Shares) that she directly holds; and

(3)           Ms. Annette Simmons may be deemed to have sole power to vote and direct the disposition of the 2,777,294 Shares (approximately 0.8% of the Outstanding Shares) that the Estate of Harold C. Simmons, she and the Grandchildren’s Trust directly hold.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

(c)           The information below sets forth sales of 3,381,900 Shares in the aggregate by the Foundation since May 1, 2014, which is 60 days prior to June 30, 2014, which is the event date that requires the filing of this Amendment No. 74 to this Statement.  Additionally, on June 25, 2014, VHC made a charitable contribution of 900,000 Shares to the Foundation, which Shares were part of the Shares sold in the sales described below.

Date	Number of Shares Sold		Weighted Average Sales Price Per Share (exclusive of commissions) (1)

06/11/14	25,900	(2)	$6.3634	(2)
06/12/14	7,902	(3)	$5.6856	(3)
06/13/14	74,122	(4)	$5.2299	(4)
06/16/14	76,376	(5)	$5.1255	(5)
06/17/14	65,858	(6)	$5.1628	(6)
06/18/14	220,129	(7)	$5.0965	(7)
06/19/14	89,552	(8)	$5.1131	(8)
06/20/14	192,042	(9)	$5.0734	(9)
06/23/14	172,254	(10)	$5.0313	(10)
06/24/14	433,236	(11)	$5.0085	(11)
06/25/14	1,124,529	(12)	$5.0232	(12)
06/27/14	600,000	(13)	$5.9804	(13)
06/30/14	300,000	(14)	$6.3677	(14)

(1)
The number of Shares sold is reported on a daily aggregate basis and the sales price is a weighted average price.  The Reporting Persons undertake to provide to Valhi, any security holder of Valhi or the U.S. Securities and Exchange Commission, upon request, the full information regarding these purchases.

(2)	This disposition involved 20 sales at prices ranging from $6.00 to $6.58 per share.

(3)	This disposition involved 11 sales at prices ranging from $5.50 to $6.005 per share.

(4)	This disposition involved 53 sales at prices ranging from $5.10 to $5.52 per share.

(5)	This disposition involved 21 sales at prices ranging from $5.09 to $5.25 per share.

(6)	This disposition involved 22 sales at prices ranging from $5.10 to $5.235 per share.

(7)	This disposition involved 26 sales at prices ranging from $5.05 to $5.195 per share.

(8)	This disposition involved 22 sales at prices ranging from $5.03 to $5.205 per share.

(9)	This disposition involved 39 sales at prices ranging from $5.00 to $5.255 per share.

(10)	This disposition involved 19 sales at prices ranging from $5.00 to $5.10 per share.

(11)	This disposition involved 14 sales at prices ranging from $5.00 to $5.12 per share.

(12)	This disposition involved 12 sales at prices ranging from $5.00 to $5.08 per share.

(13)	This disposition involved 59 sales at prices ranging from $5.75 to $6.25 per share.

(14)	This disposition involved 66 sales at prices ranging from $6.05 to $6.75 per share.

(d)           VHC, the Estate of Harold C. Simmons (of which Ms. Annette Simmons is the independent executor and the sole legatee of his Shares), Ms. Annette Simmons, the Grandchildren’s Trust, and Ms. Connelly each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows.

As previously disclosed, U.S. Bank National Association (“US Bank”) serves as the trustee of the Contran Deferred Compensation Trust (the “CDCT”).  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons and it now owes to Ms. Annette Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

On January 15, 2014, US Bank released 1,100,541 Shares from the CDCT to Contran.  On January 22, 2014, Contran contributed such Shares to Dixie Rice and Dixie Rice contributed such Shares to VHC.

The Estate of Harold C. Simmons holds 755,021 Shares in a margin account with a broker.

The information included in Items 4 and 5 of this Statement is hereby incorporated herein by reference.

Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to Shares, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 14, 2014

/s/ Serena Simmons Connelly
Serena Simmons Connelly, Signing in the
capacities listed on Schedule “A” attached
hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 14, 2014

/s/ Annette C. Simmons
Annette C. Simmons
Signing in the capacities listed on Schedule “A”
attached hereto and incorporated herein by
reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 14, 2014

/s/ Lisa K. Simmons
Lisa K. Simmons
Signing in the capacities listed on Schedule “A”
attached hereto and incorporated herein by
reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 14, 2014

/s/ Steven L. Watson
Steven L. Watson, Signing in the capacities
listed on Schedule “A” attached hereto and
incorporated herein by reference.

SCHEDULE A

SERENA SIMMONS CONNELLY, as CO-TRUSTEE of the Family Trusts and a party to the Voting Agreement.

ANNETTE C. SIMMONS, in her individual capacity, as independent executor of the ESTATE OF HAROLD C. SIMMONS and a party to the Voting Agreement.

LISA K. SIMMONS, as CO-TRUSTEE of the Family Trusts and a party to the Voting Agreement.

STEVEN L. WATSON, as vice chairman of the board and president of CONTRAN CORPORATION and VALHI HOLDING COMPANY and chairman of the board and president of DIXIE RICE AGRICULTURAL CORPORATION, INC.

SCHEDULE B

The names of the directors and executive officers of the Reporting Persons and their present principal occupations are set forth below as of June 29, 2014.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

Serena S. Connelly	Director of Contran; executive vice president and director of the Foundation; and a party to the Voting Agreement.

L. Andrew Fleck	Vice president and director of Dixie Rice; and vice president-real estate of Contran.

Robert D. Graham
Executive vice president of Kronos Worldwide; vice chairman of the board, president and chief executive officer of NL, executive vice president of Valhi and vice president of Contran, Dixie Rice and VHC.

William J. Lindquist
Director and senior vice president of Contran and VHC; director and executive vice president of Valhi; senior vice president of Dixie Rice; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Vice president and secretary of Kronos Worldwide, CompX, Dixie Rice, NL, Valhi and VHC; and secretary of Contran.

Kelly D. Luttmer	Executive vice president and global tax director of Valhi, NL and Kronos Worldwide and vice president and global tax director of CompX, Contran, Dixie Rice and VHC.

Andrew B. Nace	Vice president and general counsel of Valhi and Contran; and vice president of CompX, Kronos Worldwide and NL.

Name	Present Principal Occupation

Bobby D. O’Brien
Director and executive vice president and chief financial officer of Valhi; executive vice president of NL; vice chairman of the board, president and chief executive officer of Kronos Worldwide; executive vice president and director of CompX; director, executive vice president and chief financial officer of Dixie Rice and VHC; and executive vice president and chief financial officer of Contran.

Annette C. Simmons	Director of Contran; independent executor of the Estate of Harold C. Simmons; and a party to the Voting Agreement.

Lisa K. Simmons	Director of Contran; director and president of the Foundation; and a party to the Voting Agreement.

John A. St. Wrba	Vice president and treasurer of Valhi, NL, CompX, Contran, Dixie Rice, Kronos Worldwide and VHC.

Gregory M. Swalwell
Executive vice president and controller of Valhi, vice president and controller of Contran, Dixie Rice and VHC; executive vice president and chief financial officer of NL and Kronos Worldwide; executive vice president of CompX.

Steven L. Watson
Chairman of the board, president and chief executive officer of Valhi; chairman of the board of CompX, NL and Kronos Worldwide; chairman of the board and president of Dixie Rice; vice chairman of the board and president of Contran and VHC.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held

Serena S. Connelly	1,212	(1)

L. Andrew Fleck	2,592	(2)

Robert D. Graham	-0-

William J. Lindquist	1,500

A. Andrew R. Louis	-0-

Kelly D. Luttmer	-0-

Andrew B. Nace	-0-

Bobby D. O’Brien	1,500

Annette C. Simmons	2,689,394	(3)

Lisa K. Simmons	-0-	(4)

John A. St. Wrba	-0-

Gregory M. Swalwell	3,498

Steven L. Watson	89,738

(1)
Does not include other Shares of which Ms. Connelly may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 1,212 Shares she holds directly, Ms. Connelly disclaims beneficial ownership of all Shares.

(2)	Mr. Fleck’s children hold 1,299 of these Shares.

(3)
Includes 1,870,880 Shares held directly by the Estate of Harold C. Simmons of which Ms. Annette Simmons is the independent executor and the designated legatee of these Shares.  Does not include other Shares of which Ms. Annette Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 2,689,394 Shares that she and the Estate of Harold C. Simmons hold directly, Ms. Annette Simmons disclaims beneficial ownership of all Shares.

(4)
Does not include Shares of which Ms. Lisa Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Lisa Simmons disclaims beneficial ownership of all Shares.